UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

Petach Tikva, Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Registered Direct Offering

On November 23, 2025, NANO-X IMAGING LTD (the “Company” or “Nanox”) entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”) for the purchase and sale of 3,826,530 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”) at a purchase price of $3.92 per share, in a registered direct offering. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchaser and customary indemnification rights and obligations of the parties. Closing of the offering is expected to occur on November 25, 2025, subject to the satisfaction of customary closing conditions.

A copy of the press release related to the offering is furnished herewith as Exhibit 99.1.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities or any other securities, nor may there be any offer, solicitation or sale of these securities or any other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This Form 6-K may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this Form 6-K are forward-looking statements. Such statements include, but are not limited to, any statements relating to the ability to execute and consummate the transaction, the ability to successfully integrate VHC IT following the acquisition as well as to improve deployment speed pace and implementation quality, the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; (xi) risks related to macroeconomic factors, including tariff policy, inflation, interest rate levels and supply chain costs; (xii) potential litigation associated with our transactions; and (xiii) the Company’s ability to maintain expected growth and manage expenses.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings with the SEC. The reader should not place undue reliance on any forward-looking statements included in this Form 6-K.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this Form 6-K to conform these statements to actual results or to changes in the Company’s expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
	Name:	Ran Daniel
	Title:	Chief Financial Officer

Date: November 24, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release dated November 23, 2025.

3